FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2010

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile to the Chilean Superintendency of Banks and Financial Institutions, in connection with certain changes in the management of Banco de Chile.

Santiago, April 8, 2010

Mr. Carlos Budnevich Le-Fort
Superintendent of Banks and Financial Institutions

Ref: ESSENTIAL INFORMATION

Mr. Superintendent:

In accordance with Articles 9 and 10 of the Securities Law N° 18,045 and Chapter 18-10 of the Compilations of Regulations of this Superintendency, I hereby inform, as Essential Information, that the Board of Directors of Banco de Chile, in Meeting N° BCH 2,709 held today, agreed to accept the resignation of Mr. Fernando Cañas Berkowitz, President and CEO, effective April 30, 2010.

Likewise, in the above referred Meeting the Board appointed, Mr. Arturo Tagle Quiroz, as President and CEO, effective May 1, 2010.

Sincerely,

Fernando Cañas Berkowitz
President and CEO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 08, 2010

Banco de Chile

/s/ Fernando Cañas Berkowitz
By: Fernando Cañas Berkowitz President and CEO